# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lumexa Imaging Holdings, Inc., CIK 0002071288
CUSIP: 550249106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 4200 Six Forks Road, Suite 1000, Raleigh, North Carolina (NC), 27609
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001626317

## Reporting persons
- Welsh, Carson, Anderson & Stowe XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 70,217,616; sole dispositive power 0; shared dispositive power 70,217,616; aggregate amount beneficially owned 70,217,616 (74.3% of the class)
- WCAS XII Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 70,217,616; sole dispositive power 0; shared dispositive power 70,217,616; aggregate amount beneficially owned 70,217,616 (74.3% of the class)
- WCAS Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 70,217,616; sole dispositive power 0; shared dispositive power 70,217,616; aggregate amount beneficially owned 70,217,616 (74.3% of the class)

## Item 1. Issuer
Name of issuer: Lumexa Imaging Holdings, Inc.
Address of issuer's principal executive offices: 4200 Six Forks Road, Suite 1000, Raleigh, NC 27609

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Welsh, Carson, Anderson & Stowe XII, L.P. ("WCAS XII"); (ii) WCAS XII Associates LLC ("XII Associates"), as the general partner of WCAS XII; and (iii) WCAS Management Corporation ("WCAS Management"), as the investment adviser to WCAS XII (each, a "Reporting Person" and collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file the Schedule 13G jointly (the "Joint Filing Agreement") is filed herewith as Exhibit A.
Address of principal business office or, if none, residence: 599 Lexington Avenue, Suite 1800, New York, NY 10022
Citizenship: WCAS XII is a Delaware limited partnership. XII Associates is a Delaware limited liability company. WCAS Management is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference. The shares reported herein as beneficially owned by the Reporting Persons are held by Lumexa Imaging Holdings, LLC ("Holdings LLC"). WCAS XII has the right under the LLC Agreement of Holdings LLC to designate a majority of the members of the Board of Managers of Holdings LLC and, as a result, shares beneficial ownership over the shares held by Holdings LLC. After the expiration of a 180-day lock-up period following the closing of the Issuer's initial public offering on December 12, 2025, Holdings LLC may distribute all or a portion of the shares of Common Stock it holds to its equity holders on a pro rata basis (a "Distribution"). The shares reported herein include up to 28,595,386 shares that could be received by affiliates of Welsh, Carson, Anderson & Stowe in connection with a full Distribution, as follows: (i) 17,995,515 shares that represent WCAS XII's maximum pro-rata interest in Holdings LLC; (ii) 49,981 shares that represent WCAS Management's maximum pro-rata interest in Holdings LLC; (iii) 3,282,597 shares that represent Welsh, Carson, Anderson & Stowe XII Cayman, L.P.'s maximum pro-rata interest in Holdings LLC; (iv) 526,810 shares that represent Welsh, Carson, Anderson & Stowe XII Delaware II, L.P.'s maximum pro-rata interest in Holdings LLC; (v) 3,171,591 shares that represent Welsh, Carson, Anderson & Stowe XII Delaware, L.P.'s maximum pro-rata interest in Holdings LLC; (vi) 236,854 shares that represent WCAS XII Co-Investors LLC's maximum pro-rata interest in Holdings LLC; and (vii) 3,332,038 shares that represent WCAS-Co-Invest Holdco, L.P.'s maximum pro-rata interest in Holdings LLC. Upon a full Distribution, the remaining shares set forth in the cover pages to this Schedule 13G would be distributed to persons unaffiliated with the Reporting Persons and the Reporting Persons will cease to share beneficial ownership over such shares.
Percent of class: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference. Percentage ownership is based on 94,565,652 shares of Common Stock outstanding after the completion of the Issuer's initial public offering, as reported in the Issuer's final prospectus on Form 424B4 dated December 10, 2025 and filed with the Securities and Exchange Commission on December 12, 2025.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Welsh, Carson, Anderson & Stowe XII, L.P.: /s/ Jennifer Martin, Jennifer Martin/Authorized Signatory (02/13/2026)
- WCAS XII Associates LLC: /s/ Jennifer Martin, Jennifer Martin/Authorized Signatory (02/13/2026)
- WCAS Management Corporation: /s/ Jennifer Martin, Jennifer Martin/Authorized Signatory (02/13/2026)